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                                                     December 18, 1997


TenGasCo, Inc.
Knoxville, TN

         Attn: Mr. M.E. Ratliff

         Re:      Sale of Assets of AFG Energy Inc.


Dear Mr. Ratliff:

         Pursuant to our discussions, AFG Energy Inc. ("AFG") hereby offers to sell all of its assets, which consist of oil and gas leases and wells (hereinafter referred to as "the Leases"), oil and gas production equipment, pipelines, rolling stock, surface leases, fixtures, furniture, office equipment, and other personal property, as described in general terms on Exhibit A attached hereto (hereinafter referred to as "the Assets"), to TenGasCo, Inc.
("TGCI"), on the following terms:

         1. Purchase Price. The purchase price shall be Five Million Five Hundred Thousand Dollars ($5,500,000), to be paid to AFG by certified funds or wire transfer at closing.

         2. Property Sold. AFG shall transfer and assign to TGCI all its right, title, and interest in and to the Assets, such transfers to be effective as of 11:59 p.m. on December 31, 1997 ("the Effective Date" ). AFG shall execute and deliver to TGCI at closing such assignments, bills of sale, certificates of title, and other instruments as are necessary to effect the transfer of the Assets to TGCI.

         3. Personal Property Taxes. All personal property taxes levied and assessed against the Assets for the calendar year 1997


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shall be paid by AFG. All personal  property  taxes levied and assessed  against the Assets for 1998 and subsequent years shall be paid by TGCI.

         4. Right to Production. All production from the Leases prior to the Effective Date, and all proceeds from the sale of such production, including oil in storage above the pipeline connection on the Effective Date, shall be the property of AFG. All production from the Leases after the Effective Date, and all proceeds from the sale of such production, shall be the property of TGCI. Oil in the tanks shall be gauged as of 7:00 A.M. on the Effective Date; TGCI shall pay to AFG at Closing for oil above the pipeline connection at the price then being paid to AFG by the purchaser of production.

         5. Plugging of Wells. TGCI hereby assumes the obligation to properly plug and abandon all wells located on the Leases upon permanent cessation of production, and indemnifies and holds AFG harmless from such plugging liability.

         6. Well Files. At closing, AFG shall deliver to TGCI all well files, logs, and other geological and engineering information in AFG's possession pertaining to the development and operation of the Leases; provided, however, that AFG may make and retain copies of any such information and documents for their files.

         7. Operations Prior to Closing. AFG shall continue to operate the Leases on TGCI's behalf from the Effective Date until the closing of this Agreement. As soon as is practicable after closing, AFG shall submit to TGCI a bill for operating expenses for operation of the Leases from the Effective Date to the date of closing, based on AFG's regular operating charges. TGCI shall pay such bills within ten (10) days after receipt.

         8. Environmental Representations and Indemnification. AFG represents to TGCI that it is unaware of any matters concerning the Assets that could give rise to any claims or liabilities arising from violation of any environmental laws, including without limitation any clean-up obligations related to the existence of any toxic or hazardous materials or waste. TGCI agrees to indemnify and hold AFG harmless from any and all claims or liabilities of an environmental nature arising from or related to the Assets from and after the Effective Date.


         9. AFG's Warranties. AFG hereby represents and warrants that, as of the date of closing:

         a) All bills for labor or materials incurred prior to the effective date for development and operation of the Leases that could form the basis for mechanics' or other liens have been paid.

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         b)       The Assets shall be free and clear of any liens and
                  encumbrances granted or allowed to attach by AFG.

         c) All financial information furnished to TGCI prior to the date of this Agreement, and from the date of this Agreement through closing, is and shall be accurate, true, and correct to the best of AFG's knowledge.

The sale of the Assets shall be without warranty of any kind, express or implied, including warranty of title, except the special warranty provided for in this paragraph. All personal property shall be sold as is, where is, and AFG specifically disclaims any warranties as to condition, quality, fitness for a particular purpose, or merchantability.

         10. Closing. Closing of this Agreement shall take place at the offices of Morris, Laing, Evans, Brock & Kennedy, Chartered in Wichita, Kansas, on January 30, 1997, at 10:00 a.m., unless otherwise agreed by the parties.



         By signing below, AFG binds itself to this Agreement upon receipt of TGCI's signature below. If TGCI agrees to the terms set forth herein, please sign below and return this Agreement to me.


                                      Sincerely,

                                      /s/ D. B. Clutterbuck

                                      D. B. Clutterbuck, President
                                      AFG Energy Inc.



ACCEPTED AND AGREED TO THIS 29th
DAY OF DECEMBER, 1997.

                           TenGasCo, Inc.


                           By  /s/ M.E. Ratliff
                              ----------------------------------
                               M.E. Ratliff, C.E.O.



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